

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2013

Via E-mail
Stephen R. Head
Chief Financial Officer
Interactive Intelligence Group, Inc.
7601 Interactive Way
Indianapolis, IN 46278

      Re: Interactive Intelligence Group, Inc.
              Form 10-K for the Fiscal Year ended December 31, 2011
              Filed March 15, 2012
              Form 10-Q for the Quarterly Period ended September 30, 2012
              Filed November 8, 2012
              File No. 000-54450

Dear Mr. Head:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Stephen Krikorian

                        Stephen Krikorian
                        Accounting Branch Chief